Exhibit 99.1

Alcon Announces Date of Annual General Meeting

HUENENBERG, Switzerland, February 28, 2011 – Alcon, Inc. (NYSE:ACL) announced today that it will hold its Annual General Meeting of shareholders on April 7, 2011.  The company will hold the meeting at 3:30 p.m. Central European Time at:

Institut Fuer Finanzdienstleistungen Zug
Grafenauweg 10, CH-6304
Zug, Switzerland

In addition to other matters, the company’s shareholders will vote on the proposal to merge the company into Novartis AG.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $7.2 billion in 2010. Alcon, which has been dedicated to the ophthalmic industry for over 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

www.alcon.com